UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WEB.COM GROUP, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
94733A104

(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS SHEFFIELD ASSET MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON OO, IA

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS BRIAN J. FELTZIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS CRAIG C. ALBERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Web.com Group, Inc. (the "Issuer")

(b) Address of Issuer’s Principal Executive Offices

12808 Gran Bay Parkway, West, Jacksonville, FL 32258

Item 2.	(a) Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)   Sheffield Asset Management, L.L.C. ("Sheffield");

(ii)  Brian J. Feltzin ("Mr. Feltzin"); and

(iii) Craig C. Albert ("Mr. Albert").

This statement relates to Shares (as defined herein) held for the accounts of Sheffield Partners, L.P., a Delaware limited partnership ("SPLP"), and Sheffield International Partners Master, Ltd., a Cayman Islands exempted company ("SIPMLTD"). SIPMLTD is a master fund with two feeder funds: Sheffield Institutional Partners, L.P. ("SIPLP") and Sheffield International Partners, Ltd. ("SIPLTD"). Sheffield is the investment manager of SIPMLTD and SIPLTD and the general partner of SPLP and SIPLP. Mr. Feltzin and Mr. Albert are the members of Sheffield.

(b) Address of Principal Business Office, or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 900 North Michigan Avenue, Suite 2000, Chicago, IL 60611.

(c) Citizenship

(i)   Sheffield is a Delaware limited liability company;

(ii)  Mr. Feltzin is a citizen of the United States of America; and

(iii) Mr. Albert is a citizen of the United States of America.

(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the "Shares")

(e) CUSIP No.:

94733A104

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

(b) Percent of class:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

SHEFFIELD ASSET MANAGEMENT, L.L.C.

By:	/s/ Brian J. Feltzin
	Name:	Brian J. Feltzin
	Title:	Managing Member

BRIAN J. FELTZIN

/s/ Brian J. Feltzin

CRAIG C. ALBERT

/s/ Craig C. Albert

CUSIP No. 94733A104	SCHEDULE 13G/A	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Common Stock of Web.com Group, Inc. dated as of February 16, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

 IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2016.

SHEFFIELD ASSET MANAGEMENT, L.L.C.

By:	/s/ Brian J. Feltzin
	Name:	Brian J. Feltzin
	Title:	Managing Member

BRIAN J. FELTZIN

/s/ Brian J. Feltzin

CRAIG C. ALBERT

/s/ Craig C. Albert